

02054796

Au
12/17/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
NOV 29 2002
WASHINGTON

OMB APPROVAL

OMB Number:	3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-50186

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>October 1, 2001</u> AND ENDING <u>September 30, 2002</u>
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Griffin Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street
                                    (No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven J. Alperin   (973) 808-8801
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
        (Name — if individual, state last, first, middle name)

30 Two Bridges Road, Suite 240, Fairfield NJ	07004		
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 3 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information

AFFIRMATION

I, Adrian Z. Stecyk, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Griffin Securities, Inc., as of September 30, 2002 are true and correct. I further affirm that neither the corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Adrian Stecyk 21 NOV 2002
Signature   **Date**

PRESIDENT & CEO
Title

Subscribed and Sworn to before me
on this ___21st___ day of November, 2002.

signature
Notary Public

IMOGENE BEVERLEY HENRY
Notary Public, State of New York
No. 01HE6061054
Qualified in Kings County
Commission Expires July 09. 2003

GRIFFIN SECURITIES, INC.

<u>(S.E.C. NO. 8 - 50186)</u>

**STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2002
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE**

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



SEC MAIL PROCESSING

RECEIVED

NOV 2 9 2002

WASH. D.C. 155 SECTION

GRIFFIN SECURITIES, INC.

SEPTEMBER 30, 2002

TABLE OF CONTENTS



30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Griffin Securities, Inc. as of September 30, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Griffin Securities, Inc. at September 30, 2002 in conformity with generally accepted accounting principles.

*Alperin, Nebbia
& Associates, CPA, PA*

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 26, 2002

GRIFFIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Current Assets:

Cash	$	14,562
Cash on deposit with clearing broker		25,000
Receivable from clearing broker		4,058
Other receivables, net of allowance for doubtful accounts of $202,203		1,561
Advances		85,233
Other current assets		26,989
Total current assets		157,403

Property and Equipment:

Office equipment	18,863
Less: accumulated depreciation	2,279
	16,584

Total Assets	$	173,987

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Accrued expenses and other liabilities	$	35,265

Commitments and Contingencies

Stockholder's Equity	138,722

Total Liabilities and Stockholder's Equity	$	173,987

GRIFFIN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED SEPTEMBER 30, 2002

1. ## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Griffin Securities, Inc., (the "Company"), is a securities broker-dealer servicing primarily institutional clients. The Company generates its revenues principally by providing investment banking and corporate finance services to domestic and international companies. Securities transactions and related expenses are recorded on a trade date basis. The Company clears all securities transactions through Pershing, on a fully disclosed basis.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation.
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at, or approximate fair value.

GRIFFIN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED SEPTEMBER 30, 2002

2.   OTHER RECEIVABLES

The management of the Company has determined that the potential of bad debts is material and has elected to set up an allowance for doubtful accounts of $202,203 as of the balance sheet date of September 30, 2002.   Management is pursuing collection efforts at this time.

3.   ADVANCES

The Company is reimbursed for certain compensation, rent and overhead expenses from certain securities agents employed by the Company. The amount of $85,233 represents expenses paid by the Company, which will be reimbursed from earnings of these agents.

4.   COMMITMENTS AND CONTINGENCIES

The Company subleases office space from an affiliated company on a month-to-month basis.

Through August 2002, the Company used Pershing (a division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company maintained a minimum deposit with Pershing of $25,000.

In August 2002, the Company entered into an agreement with Dinosaur Securities LLC ("Dinosaur") to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit with Dinosaur of $25,000.

Pursuant further to its clearing agreement, customers' money balances and security positions are carried on Dinosaur's books. Under certain conditions, the Company has agreed to indemnify Dinosaur for any related losses, if any, that Dinosaur may sustain. Both the Company and Dinosaur monitor collateral on securities transactions to minimize exposure to loss.

GRIFFIN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED SEPTEMBER 30, 2002

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $8,354, which was $3,354 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.22 to 1.



ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Griffin Securities, Inc.
17 State Street
New York, NY 10004

Dear Sirs and Madam:

In planning and performing our audit of the financial statements of Griffin Securities, Inc. (the "Company"), for the nine months ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the p urpose o f e xpressing a n o pinion o n t he f inancial s tatements a nd n ot t o provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which t he Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the nine months ended September 30, 2002, and this report does not affect our report thereon dated November 26, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 26, 2002

